Exhibit 99.2

WNS (HOLDINGS) LIMITED

NOTICE OF EXTRAORDINARY GENERAL MEETING

To be Held on March 16, 2016

To our Shareholders:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “Extraordinary General Meeting”) of the shareholders of WNS (Holdings) Limited, a company incorporated in Jersey, Channel Islands (the “Company”), will be held at our registered office at Queensway House, Hilgrove Street, St Helier, Jersey JE1 1ES, Channel Islands on Wednesday, March 16, 2016 at 3.00 pm (Jersey time) for the purpose of considering the following special business, as more fully described in the Proxy Statement accompanying this notice, and if thought fit, adopting the following resolution:

SPECIAL BUSINESS

The following resolution will be proposed as a special resolution:

Resolution to authorize the purchase of American Depositary Shares, each representing one ordinary share of the Company, effective for thirty six (36) months from the date of passing of this resolution, subject to a minimum and maximum price and an aggregate limit on the ADSs to be purchased.

“That the Company be and is hereby generally and unconditionally authorized:

a)	pursuant to Article 57 of the Companies (Jersey) Law 1991, as amended, to make market purchases of American Depositary Shares (“ADSs”), each representing one ordinary share with a par value of 10 pence per share in the capital of the Company (“Ordinary Share”), provided that:

i)	the maximum number of ADSs hereby authorized to be purchased under this authority is 3.3 million;

ii)	the minimum price, exclusive of any expenses, which may be paid for an ADS is US$ 10;

iii)	the maximum price, exclusive of any expenses, which may be paid for an ADS shall be US$ 50;

iv)	the authority hereby conferred shall expire at the end of thirty six (36) months from the date of passing of this resolution; and

b)	pursuant to Article 58A of the Companies (Jersey) Law 1991, as amended, to hold as treasury shares any Ordinary Shares purchased pursuant to a purchase of ADSs under the authority conferred by paragraph (a) of this resolution.”

DATED: February 10, 2016	Registered Office:
Queensway House,
Hilgrove Street,
BY ORDER OF THE BOARD	St Helier,
Jersey JE1 1ES,
Channel Islands

Computershare Company Secretarial Services (Jersey) Limited

Company Secretary

NOTES:

1.	The Board of Directors has fixed the close of business on February 9, 2016 as the record date for determining those persons whose names appear on our Register of Members as holders of our ordinary shares (collectively, our “Shareholders”) who will be entitled to receive copies of this Notice of Extraordinary General Meeting, the accompanying Form of Proxy and Proxy Statement.

2.	A Shareholder entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy or proxies to attend the Extraordinary General Meeting and to vote on his/her behalf. A proxy need not be a Shareholder. A Form of Proxy, which should be completed in accordance with the instructions printed thereon, is enclosed with this document. The appointment of a proxy will not prevent a Shareholder from subsequently attending and voting at the Extraordinary General Meeting in person.

3.	To be valid, the instrument appointing a proxy or proxies, and any power of attorney or other authority (e.g. board minutes) under which it is signed (or a notarially certified copy of any such power or authority), must be deposited at our registered office at Queensway House, Hilgrove Street, St Helier, Jersey JE1 1ES, Channel Islands (Attn: Computershare Company Secretarial Services (Jersey) Limited) not less than 48 hours before the time appointed for the holding of the Extraordinary General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote.

4.	A proxy may be revoked by: (i) giving the Company notice in writing deposited at our registered office at Queensway House, Hilgrove Street, St Helier, Jersey JE1 1ES, Channel Islands ( Attn: Computershare Company Secretarial Services (Jersey) Limited) before the commencement of the Extraordinary General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote; (ii) depositing a new Form of Proxy with the Company Secretary before the commencement of the Extraordinary General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote (although it should be noted that the new Form of Proxy will only be a valid proxy, as opposed to being capable of revoking an earlier Form of Proxy, if deposited not less than 48 hours before the time appointed for the Extraordinary General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote); or (iii) attending in person and voting on a poll. No instrument appointing a proxy shall be revoked by the appointing Shareholder attending and participating in a meeting, unless the appointing Shareholder votes on a poll at the meeting in respect of the ordinary shares for which the relevant proxy is appointed his proxy.

5.	A body corporate which is a Shareholder entitled to attend and vote at the Extraordinary General Meeting may authorize a person to act as its representative at the Extraordinary General Meeting in respect of all or a particular number of the shares held by the Shareholder. A body corporate which is a Shareholder may appoint more than one person to act as its representative. If a body corporate which is a Shareholder appoints more than one person to act as its representative, each resolution (and each instrument of appointment) shall specify the number of shares held by the Shareholder for which the relevant person is appointed its representative. For the avoidance of doubt, a body corporate which is a Shareholder may appoint (in addition to the representatives (if any) appointed by it) any number of persons to act as its proxy at the Extraordinary General Meeting in respect of all or a particular number of the shares held by the Shareholder. A person duly authorized to act as a representative of a body corporate which is a Shareholder shall be entitled to exercise on behalf of the Shareholder the same powers (in respect of the number of shares held by the Shareholder for which the relevant person is appointed its representative) as the Shareholder could exercise. If a Shareholder which is a body corporate appoints more than one representative (but subject to the voting instructions (if any) given by the Shareholder), no representative need cast all the votes used by him in respect of any resolution in the same way as any other representative or any proxy appointed by the Shareholder.

6.	If the Extraordinary General Meeting is adjourned for lack of a quorum, the adjourned meeting will be held at 3.00 pm (Jersey time) on March 23, 2016 at Queensway House, Hilgrove Street, St Helier, Jersey JE1 1ES, Channel Islands. Under the Company’s Articles of Association, the quorum for the holding of general meetings is not less than two Shareholders present in person or by proxy and holding Ordinary shares conferring not less than one-third of the total voting rights of all the Shareholders entitled to vote at the meeting.

7.	Explanatory notes to the resolution to be proposed at the Extraordinary General Meeting are contained in the Proxy Statement which accompanies this Notice of Extraordinary General Meeting.